SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Bonanza Creek Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

097793400
(CUSIP Number)

Ward Dietrich
645 Madison Avenue, 14th Floor, New York, New York 10022
Telephone: (646) 589-7005
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 13, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 7 Pages)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 097703400	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
The Mangrove Partners Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,409,722

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,409,722

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,409,722

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 097703400	SCHEDULE 13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS
Mangrove Partners

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,409,722

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,409,722

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,409,722

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 097703400	SCHEDULE 13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS
Nathaniel August

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,409,722

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,409,722

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,409,722

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 097703400	SCHEDULE 13D	Page 5 of 7 Pages

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the Common Stock, par value $0.001 per share (the “Shares”), of Bonanza Creek Energy, Inc., a company incorporated in Delaware (“the Issuer”), whose principal executive offices are located at 410 17th Street, Suite 1400 Denver, Colorado 80202.  This Amendment No. 3 amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on July 19, 2017 (the “Original Schedule 13D”), as amended by Amendment No. 1, filed with the SEC on November 29, 2017, and Amendment No. 2, filed with the SEC on May 17, 2018 (collectively, the “Schedule 13D”).

Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings given them in the Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Effective May 18, 2018, the Master Fund entered into a new trading plan with its Broker in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934 (the “New 10b5-1 Plan”).  Pursuant to the New 10b5-1 Plan, Broker is authorized and directed to purchase and sell Shares on behalf of the Master Fund in accordance with the instructions set out in the New 10b5-1 Plan, subject to the satisfaction of certain conditions and certain restrictions.

Except as set forth above and in the Schedule 13D, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a), (b) and (c) of the Schedule 13D is hereby amended and supplemented as follows:

(a)
The aggregate percentage of Shares reported owned by each person named herein is based upon 20,541,070 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report filed on Form 10-Q with the SEC on August 9, 2018.

As of August 13, 2018, the Master Fund may be deemed to beneficially own 1,409,722 Shares (approximately 6.9% of the total number of Shares outstanding). By virtue of their respective relationships with the Master Fund as discussed in further detail in Item 2 to Amendment No. 2, Mangrove Partners, Mangrove Capital and Mr. August may be deemed to indirectly beneficially own the Shares owned directly by the Master Fund.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

As described further in Item 6 of Amendment No. 2 and this Amendment No. 3, in addition to the Shares beneficially owned, as reported herein, the Reporting Persons have economic exposure to, but do not have voting or investment power over, or the right to acquire such power over, an additional 802,670 notional Shares referenced in the Swaps (as defined in Item 6).  Each Reporting Person disclaims beneficial ownership of the Shares referenced in the Swaps.

CUSIP No. 097703400	SCHEDULE 13D	Page 6 of 7 Pages

(b)	Each of the Master Fund, Mangrove Partners, Mangrove Capital and Mr. August has shared voting and dispositive power over the 1,409,722 Shares owned directly by the Master Fund.

(c)
The response to Item 6 of this Amendment No. 3 is incorporated by reference herein.

During the past 60 days, the following transactions were effected by the Reporting Persons in the Shares.  All of these transactions were effected in the open-market through a broker.

Trade Date	Reporting Person	Transaction	Quantity	Price per Share (in USD)
August 13, 2018	Master Fund	Purchase Shares	68,055	$31.9536
August 13, 2018	Master Fund	Purchase Shares	15,000	$31.8767
August 13, 2018	Master Fund	Purchase Shares	82,767	$31.762

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On August 13, 2018, the Master Fund entered into a cash-settled total return swap with Morgan Stanley Capital Services LLC as the counterparty (the “Second Swap” and, together with the Swap, the “Swaps”) that provides the Master Fund with economic exposure to an aggregate of 2,670 notional Shares, representing approximately 0.013% of the outstanding Shares, at a price of $31.997 per Share. The Swaps do not provide the Master Fund with the power to vote or direct the voting of, or to dispose or direct the disposition of, the underlying Shares, nor the right to acquire such power. The Reporting Persons hereby expressly disclaim beneficial ownership of the Shares referenced in the Swaps.

CUSIP No. 097703400	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 14, 2018

THE MANGROVE PARTNERS MASTER FUND, LTD.

By:	MANGROVE PARTNERS, as Investment Manager

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

MANGROVE PARTNERS

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

/s/ Nathaniel August
Nathaniel August